Atna Reports Progress at Pinson Gold Mine, Nevada

Vancouver, B.C. (January 08, 2008). Atna Resources Ltd. (ATN: TSX) is pleased to report progress of work by Pinson Mining Company (Barrick Gold) at the Pinson Gold Mine located in the Getchell Gold Belt, Nevada.  Atna owns a 70% interest in the property and Pinson Mining Company (PMC) owns 30%.  PMC may reverse the parties’ interests by spending US$30 million on further work to advance and develop the property before April 6, 2009.  PMC commenced material work on the project in August 2007.  Initial plans called for 50,000 feet of surface drilling, 35,000 feet of underground drilling, and 4,000 feet of underground development.

Dewatering to enable underground development began in August.  A rapid infiltration basin (RIB) to handle the water is under construction and a second RIB will be installed to handle any overflow needs.  Bids have been called for the underground development, which is expected to begin in Q1 2008.  Three core drills and one reverse circulation (RC) rotary drill are presently in operation on the property.  Twenty three holes have been completed (RC pre-collar and core tail); 11 holes are pre-collared and cased; four holes are in progress.  A total of 26,899 feet, including 20,364 feet of RC and 6,535 feet of core drilling, was completed through the end of November. Analytical turn-around is an issue, with PMC experiencing 3 to 5 week delay from sample delivery to receipt of analytical results.

PMC has focused drilling in four principle target areas: 1) infill definition drilling in the Range Front/Ogee/CX West zones, 2) infill drilling in the CX zone, 3) exploration drilling in the HPR-104 area, and 4) in the Summer Camp area near the northern property boundary with the Getchell Mine property.  Highlights of the results are reported as follows:

Range Front/Ogee/CX West

Early results include a high grade drill intersection (BRFC-019) of gold mineralization confirming the tenor and grade in the Ogee zone. High grade gold intersections in the CX West zone (BRFC-009, 010) underscore the potential to add new mineralization in the CX-West zone to the total estimated resource at Pinson.  CX West is a mineralized structure between the Range Front and Ogee structures which was encountered at the end of Atna’s 2006 drill program and which made a minor contribution to the June 2007 resource estimate. No assays are yet available from core within the Range Front resource envelope. However, broad intersections of gold mineralization in the hanging wall of the Range Front (BRFC-022 & 023) indicate additional opportunities to increase the deposit resource. Core-tails drilled on strike outside the south boundary of the resource estimate (BRFC - 002, 003) cut zones of lower grade mineralization.  Data is partial and incomplete, as work is in progress.  Additional core assaying and drilling of core tails is required to enable full reporting and interpretation. Highlights of the drill intersections are reported in the following table:

Drill Hole Number	From (ft)	To (ft)	Length (ft)	Gold (oz/t)	Zone
BRFC-002 (1)	445.0	485.0	40.0	0.049	Range Front – south of resource envelope
including	445.0	450.0	5.0	0.181
BRFC-003 (1)	573.0	598.0	25.0	0.037	Range Front – south of resource envelope
BRFC-007 (2)	210.0	230.0	20.0	0.069	Range Front (hanging wall)
BRFC-009 (2)	60.0	80.0	20.0	0.599	CX-West (RC)

BRFC-010 (2)	245.0	300.0	55.0	0.299	CX-West (RC)
BRFC-019 (3)	375.0	405.0	30.0	0.352	Ogee (RC)
including	380.0	400.0	20.0	0.497

BRFC-020a (3)	445.0	460.0	15.0	0.131	Range Front (hanging wall)
BRFC-022 (4)	650.0	740.0	90.0	0.284	Range Front (hanging wall)
including	650.0	665.0	15.0	0.867
including	700.0	720.0	20.0	0.540
BRFC-023 (3)	630.0	640.0	10.0	0.128	Range Front (hanging wall)
and	675.0	695.0	20.0	0.215	Range Front (hanging wall)
including	675.0	685.0	10.0	0.343
(1) Core-tail completed; assays complete.
(2) Core-tail completed; assays complete on pre-collar; assays pending on core-tail.
(3) Pre-collar RC only, core-tail not yet completed; pre-collar assays complete.
(4) Hole deviated and would have twinned existing hole. Core-tail not planned.

CX Zone

PMC is conducting definition drilling in the CX zone and has completed 8 pre-collar RC holes with 5 core tails. Assays have been received from only one of the completed core-tails: hole number BCXC-018 cut 11.8 feet grading 0.236 oz/ton gold in the core-tail, confirming this area within the CX resource shell.  Three of the pre-collar holes deviated from the planned path and no core-tails will be done, as they would only twin existing core holes.

Drill Hole Number	From (ft)	To (ft)	Length (ft)	Gold (oz/t)	Zone
BCXC-018 (1)	1060.2	1120.6	60.4	0.097	CX
including	1060.2	1072.0	11.8	0.236
(1) Core-tail completed; assays complete.

 HPR – 104 and Summer Camp Exploration Targets

Drill hole HPR – 104 intersected strongly anomalous gold values (555 feet grading 0.096 oz/ton Au from 1,500 to 2,055 feet) in previous drilling of favorable host stratigraphy 800 feet north of the main Pinson mineralization.  An exploration hole drilled in the current program by PMC to test this gold anomaly deviated more than 250 feet from its intended course and failed to explore the previous intercept in a meaningful way.  Summer Camp is about 3 miles north of the Pinson resource area and straddles the main structural trend as defined by gravity surveys and geologic mapping between Pinson and the Getchell Mine.  All analytical data is pending at Summer Camp.

All sample preparation and gold assays in this press release were completed by American Assay Laboratories in Reno, Nevada, an independent analytical laboratory with a Certificate of Laboratory Proficiency PTP-MAL from the Standards Council of Canada. Gold assays were completed by standard fire assay methods with an atomic absorption finish or a gravimetric finish for higher grade samples. Pinson Mining Company has instituted a rigorous QA/QC protocol which includes certified assay standards and blanks, replicates, and duplicate samples which bolsters American Assay’s own internal QA/QC program.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Kendra Johnston, Investor Relations Manager & Geologist;
Tel: (604) 684-2285, E-mail: kjohnston@atna.com

Forward-Looking Statements

Except for the statements of historical fact that may be contained herein, this news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Such factors include, but are not limited to, risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting drilling and other exploration results; fluctuating commodity prices and exchange rates; the possibility of project cost overruns or unanticipated costs and expenses; the need to obtain additional financing and uncertainty as to the availability and terms of future financing; environmental risks and hazards; and other risks and uncertainties disclosed in the Company’s current Annual Information Form filed with the Canadian securities regulatory authorities and Form 20-F filed with the United States Securities and Exchange Commission.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.